# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: UNIVERSAL SECURITY INSTRUMENTS INC, CIK 0000102109
CUSIP: 913821302
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 11407 CRONHILL DRIVE, SUITES A-D, OWINGS MILLS, Maryland (MD), 21117-3586
Date of event which requires filing of this statement: 06/04/2025
Amends the filing with accession number 0000921895-24-003013
Filed by CIK 0001734770
Persons authorized to receive notices and communications: Kenneth Schlesinger, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300; Kenneth Mantel, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Ault & Company, Inc. (CIK 0001734770): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 239,245; sole dispositive power 0; shared dispositive power 239,245; aggregate amount beneficially owned 239,245 (10.3% of the class)
- Alpha Structured Finance LP (CIK 0002062284): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 5,000; sole dispositive power 0; shared dispositive power 5,000; aggregate amount beneficially owned 5,000 (0.2% of the class)
- Alpha Structured Finance GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,000; sole dispositive power 0; shared dispositive power 5,000; aggregate amount beneficially owned 5,000 (0.2% of the class)
- ACG Alpha Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,000; sole dispositive power 0; shared dispositive power 5,000; aggregate amount beneficially owned 5,000 (0.2% of the class)
- Ault Lending, LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: working capital (WC); sole voting power 0; shared voting power 8,725; sole dispositive power 0; shared dispositive power 8,725; aggregate amount beneficially owned 8,725 (0.4% of the class)
- Ault Capital Group, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,725; sole dispositive power 0; shared dispositive power 13,725; aggregate amount beneficially owned 13,725 (0.6% of the class)
- Hyperscale Data, Inc. (CIK 0000896493): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,725; sole dispositive power 0; shared dispositive power 13,725; aggregate amount beneficially owned 13,725 (0.6% of the class)
- AULT MILTON C III (CIK 0001212502): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 239,245; sole dispositive power 0; shared dispositive power 239,245; aggregate amount beneficially owned 239,245 (10.3% of the class)
- NISSER HENRY CARL (CIK 0001775938): type of reporting person: individual (IN); citizenship or place of organization: Sweden (V7); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: UNIVERSAL SECURITY INSTRUMENTS INC
Address of issuer's principal executive offices: 11407 CRONHILL DRIVE, SUITES A-D, OWINGS MILLS, Maryland (MD), 21117-3586
Comment: This Amendment No. 3 ("Amendment No. 3") amends the statement on Schedule 13D originally filed by the Reporting Persons on December 23, 2024, as amended (the "Schedule 13D"), and relates to the Common Stock of Universal Security Instruments Inc. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 3 shall have the meaning assigned to such term in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated to read as follows:

This Schedule 13D is filed by:

(i) Ault & Company, Inc., a Delaware corporation ("A&C"), with respect to the shares of Common Stock of the Issuer (the "Shares") beneficially owned by it and as the beneficial owner of a majority of the equity interests of Hyperscale Data, Inc. ("Hyperscale");

(ii) Alpha Structured Finance LP, a Delaware limited partnership ("Alpha Fund"), with respect to the Shares beneficially owned by it;

(iii) Alpha Structured Finance GP LLC, a Delaware limited liability company ("Alpha GP"), as the general partner of Alpha Fund;

(iv) ACG Alpha Management LLC, a Delaware limited liability company ("Alpha Management"), as the investment manager of Alpha Fund and the managing member of Alpha GP;

(v) Ault Lending, LLC, a California limited liability company ("Ault Lending"), with respect to the Shares beneficially owned by it;

(vi) Ault Capital Group, Inc., a Nevada corporation ("Ault Capital"), as the holder of all of the equity interests of Alpha Management and Ault Lending

(vii) Hyperscale, a Delaware corporation, as the holder of all of the equity interests of Ault Capital;

(viii) Milton C. Ault, III, as Chief Executive Officer and Chairman of A&C, CEO and Chief Investment Officer of Alpha Management, Executive Chairman of Ault Capital and Executive Chairman of Hyperscale; and

(ix) Henry Nisser, as President, General Counsel and Director of A&C.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Set forth on Exhibit 1 annexed hereto ("Exhibit 1") is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of A&C, Alpha Fund, Alpha GP, Alpha Management, Ault Lending, Ault Capital and Hyperscale. To the best of the Reporting Persons' knowledge, except as otherwise set forth herein, none of the persons listed in Exhibit 1 beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.
Residence or business address:
Item 2(b) is hereby amended and restated to read as follows:

The principal business address of A&C is 11411 Southern Highlands Parkway, Suite 190, Las Vegas, NV 89141. The principal business address of Alpha Fund is 11411 Southern Highlands Parkway, Suite 330, Las Vegas, NV 89141. The principal business address of Alpha GP is 11411 Southern Highlands Parkway, Suite 330, Las Vegas, NV 89141. The principal business address of Alpha Management is 11411 Southern Highlands Parkway, Suite 330, Las Vegas, NV 89141. The principal business address of Ault Lending is 940 South Coast Drive, Suite 200, Costa Mesa, CA 92626. The principal business address of Ault Capital is 11411 Southern Highlands Parkway, Suite 190, Las Vegas, NV 89141. The principal business address of Hyperscale is 11411 Southern Highlands Parkway, Suite 190, Las Vegas, NV 89141. The principal business address of Mr. Ault is c/o Hyperscale Data, Inc., 11411 Southern Highlands Parkway, Suite 190, Las Vegas, NV 89141. The principal business address of Mr. Nisser is c/o Hyperscale Data, Inc., 122 East 42nd Street, 50th Floor, Suite 5000, New York, NY 10168.
Present principal occupation or employment:
Item 2(c) is hereby amended and restated to read as follows:

The principal business of A&C is investing in securities. The principal business of Alpha Fund is investing in securities. The principal business of Alpha GP is serving as the general partner of Alpha Fund. The principal business of Alpha Management is serving as the investment manager of Alpha Fund. The principal business of Ault Lending is providing commercial loans and investing in securities. The principal business of Ault Capital is being a diversified holding company. The principal business of Hyperscale is being a diversified holding company pursuing growth by acquiring undervalued businesses and disruptive technologies with a global impact that is transitioning to becoming solely an owner and operator of data centers to support high performance computing services. The principal occupation of Mr. Ault is serving as the Executive Chairman of Hyperscale. The principal occupation of Mr. Nisser is serving as the President and General Counsel of Hyperscale.
Criminal convictions in the last five years:
Item 2(d) is hereby amended and restated to read as follows:

No Reporting Person nor any person listed in Exhibit 1 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)
Civil proceedings (securities laws) in the last five years:
Item 2(e) is hereby amended and restated to read as follows:

No Reporting Person nor any person listed in Exhibit 1 has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Item 2(f) is hereby amended and restated to read as follows:

A&C is organized under the laws of the State of Delaware. Alpha Fund is organized under the laws of the State of Delaware. Alpha GP is organized under the laws of the State of Delaware. Alpha Management is organized under the laws of the State of Delaware. Ault Lending is organized under the laws of the State of California. Ault Capital is organized under the laws of the State of Nevada. Hyperscale is organized under the laws of the State of Delaware. Mr. Ault is a citizen of the United States of America. Mr. Nisser is a citizen of Sweden. The citizenship of the persons listed in Exhibit 1 is set forth therein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

A&C acquired the authority to vote or dispose of, or cause or direct the voting or disposition of, 231,745 Shares beneficially owned by A&C pursuant to the terms of the Coordination Agreement (as defined below). The material terms of the Coordination Agreement are described in Item 6 of the Schedule 13D.

The aggregate purchase price of the 4,000 Shares beneficially owned by A&C that were purchased directly by A&C with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases is $9,438.80, including brokerage commissions.

The aggregate purchase price of the 5,000 Shares beneficially owned by Alpha Fund that were purchased directly by Alpha Fund with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases is $11,968.50, including brokerage commissions.

The aggregate purchase price of the 8,725 Shares beneficially owned by Ault Lending that were purchased directly by Ault Lending with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases is $23,548.81, including brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate percentage of Shares reported beneficially owned by the Reporting Person is based upon 2,312,887 Shares outstanding as of February 14, 2025, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 14, 2025.

As of the date hereof, A&C beneficially owned 239,245 Shares, including 234,245 Shares subject to the Coordination Agreement and, as the majority holder of the equity interests of Hyperscale, 5,000 Shares beneficially owned by Alpha Fund.
Percentage: Approximately 10.3%

As of the date hereof, Alpha Fund beneficially owned 5,000 Shares.
Percentage: Less than 1%

As of the date hereof, Alpha GP, as the general partner of Alpha Fund, may be deemed to beneficially own the 5,000 Shares beneficially owned by Alpha Fund.
Percentage: Less than 1%

As of the date hereof, Alpha Management, as the investment manager of Alpha Fund, may be deemed to beneficially own the 5,000 Shares beneficially owned by Alpha Fund.
Percentage: Less than 1%

As of the date hereof, Ault Lending beneficially owned 8,725 Shares by virtue of the termination of the Coordination Agreement effective as of August 4, 2025 (as described in Item 6 below).
Percentage: Less than 1%

As of the date hereof, Ault Capital, as the majority holder of the equity interests of Alpha Management and Ault Lending, may be deemed to beneficially own the 13,725 Shares beneficially owned in the aggregate by Alpha Fund and Ault Lending.
Percentage: Less than 1%

As of the date hereof, Hyperscale, as the majority holder of the equity interests of Ault Capital, may be deemed to beneficially own the 13,725 Shares beneficially owned in the aggregate by Alpha Fund and Ault Lending.
Percentage: Less than 1%

As of the date hereof, Mr. Ault, as the Chief Executive Officer and Chairman of A&C, CEO and Chief Investment Officer of Alpha Management, Executive Chairman of Ault Capital, and the Executive Chairman of Hyperscale, may be deemed to beneficially own the 239,245 Shares beneficially owned in the aggregate by A&C, Alpha Fund and Ault Lending.
Percentage: Approximately 10.3%

As of the date hereof, Mr. Nisser beneficially owned 0 Shares.
Percentage: 0%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

A&C:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 239,245
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 239,245

Alpha Fund:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,000

Alpha GP:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,000

Alpha Management:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,000

Ault Lending:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,725
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,725

Ault Capital:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 13,725
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition:13,725

Hyperscale:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 13,725
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 13,725

Mr. Ault:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 239,245
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 239,245

Mr. Nisser:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

None of the Reporting Persons have engaged in any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D except as set forth in Exhibit 2 hereto.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On June 4, 2025, A&C delivered a notice of termination to each of the Stockholders party to the Coordination Agreement, terminating the Coordination Agreement effective as of August 4, 2025. Such termination will be automatically effective on August 4, 2025, with no further action or notice required by any party. Upon the termination of the Coordination Agreement, A&C's authority to vote or dispose of, or cause or direct the voting or disposition of, the Shares owned by the Stockholders will terminate, and A&C will cease to beneficially own the Shares owned by the Stockholders. As of the date hereof, Ault Lending also beneficially owns its 8,725 Shares subject to the Coordination Agreement as the termination of the Coordination Agreement will be effective within fewer than 60 days.

On June 6, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Officers and Directors

Exhibit 2 - Transactions in Securities of the Issuer since the Filing of Amendment No. 2 to the Schedule 13D

Exhibit 99.1 - Joint Filing Agreement, dated June 6, 2025

## Signatures
- Ault & Company, Inc.: /s/ Milton C. Ault, III, Milton C. Ault, III, Chief Executive Officer (06/06/2025)
- Alpha Structured Finance LP: /s/ Milton C. Ault, III, Milton C. Ault, III, CEO and Chief Investment Officer of its Investment Manager (06/06/2025)
- Alpha Structured Finance GP LLC: /s/ Milton C. Ault, III, Milton C. Ault, III, CEO and Chief Investment Officer of its Managing Member (06/06/2025)
- ACG Alpha Management LLC: /s/ Milton C. Ault, III, Milton C. Ault, III, CEO and Chief Investment Officer (06/06/2025)
- Ault Lending, LLC: /s/ David Katzoff, David Katzoff, Manager (06/06/2025)
- Ault Capital Group, Inc.: /s/ Milton C. Ault, III, Milton C. Ault, III, Executive Chairman (06/06/2025)
- Hyperscale Data, Inc.: /s/ Milton C. Ault, III, Milton C. Ault, III, Executive Chairman (06/06/2025)
- AULT MILTON C III: /s/ Milton C. Ault, III, Milton C. Ault, III (06/06/2025)
- NISSER HENRY CARL: /s/ Henry C. Nisser, Henry C. Nisser (06/06/2025)